MONARCH CASINO & RESORT, INC.




November 1, 2005

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
450 Fifth Street, N.W.
Mail Stop 3-5
Washington, D.C. 20549

Attention: Linda Cvrkel

RE: MONARCH CASINO & RESORT, INC. (THE "COMPANY")
     COMMENTS ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 AND FORMS 10-Q FOR THE PERIODS ENDED JUNE 30, 2005 AND MARCH 31, 2005.
     COMMISSION FILE NO. 000-22088

Dear Ms. Cvrkel:

     We are hereby responding to the Securities and Exchange Commission's comments on the Company's Form 10-K for the fiscal year ended December 31, 2004, and Forms 10-Q for the periods ended June 30, 2005, and March 31, 2005. Set forth below are the comments in your letter dated October 11, 2005 with respect to the Company's Forms 10-K and 10-Q and the responses of the Company to such comments.

MARKETING STRATEGY - Page 9.

     1. We note the disclosure on Page 9 indicating that the Company has implemented a frequent player club which allows customers to be eligible to receive rewards and privileges based on the amount of their play. Please tell us and explain in the notes to the financial statements in future filings, the nature of the rewards that may be redeemed by the customers (i.e., cash, discounted rooms, food and other goods and services). Also please explain how you recognize and classify awards earned by customers under this program.

     OUR RESPONSE: Our frequent player program, Club Paradise, allows members, through the frequency of their play at our casino, to earn and accumulate point values which may be redeemed for a variety of goods and services at our Atlantis Casino Resort. Point values may be applied toward room stays at our hotel, food and beverage consumption at any of our food outlets, gift shop items as well as goods and services at our spa and beauty salon. Point values earned may also be applied toward off-property events such as concerts, shows and sporting events. Point values may not be redeemed for cash.

     Awards under our frequent player program are recognized as promotional expenses at the time of redemption.

STATEMENTS OF INCOME - Page 37.

     2. We note that you have presented a net amount of interest expense on the face of the statements of income. To the extent that interest income is material, please separately disclose interest expense and income in future filings. See Rule 5-03(7) and (8) of Regulation S-X.

     OUR RESPONSE: The Company does not invest its cash and, therefore, does not earn any interest income. Should this change and the Company begins to generate interest income, we will disclose such income in the statements of income separately from interest expense in our quarterly and/or annual report.

     In future filings we will delete the word "net" from the description of "Interest expense, net."

NOTES TO THE FINANCIAL STATEMENTS
    - General

     3. We note from your disclosure on page 32 of the MD&A section that the Farahi family beneficially owns stock representing approximately 50.7% of the voting stock of the Company and has the effective power to control the vote on substantially all significant matters without the approval of other stockholders. In future filings, please revise the notes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

     OUR RESPONSE: Beginning with the quarterly report on Form 10-Q for the period ended September 30, 2005, we will revise the notes to the financial statements to disclose the existence of the Farahi family's potential control relationship with respect to its outstanding common shares. The following disclosure will be added:

     "Four affiliated principal shareholders potentially control the Company through their 50.7% beneficial ownership of the Company's outstanding common shares as of September 30, 2005."


     4. We note from Item 3 that you include disclosure of a legal proceeding related to complaints in a class action lawsuit seeking damages in excess of $1 billion. In future filings, please include discussion of the complaint and management's expectations as to the outcome in your notes to the financial statements or explain why you do not believe this is required. See paragraph 10 of SFAS 5.

     OUR RESPONSE: Beginning with the quarterly report on Form 10-Q for the period ended September 30, 2005, we will include discussion in Part II, Item 1. of the Form 10-Q of updating the status of the class action lawsuit seeking damages in excess of $1 billion. The disclosure will state that the United States District Court granted summary judgment effective September 7, 2005, in favor of the defendants and that the Company is pursuing recovery of its costs and attorneys' fees in connection with its defense of the lawsuit. On October 14, 2005, the Plaintiffs lodged a Notice of Appeal with the U.S. Court of Appeals for the Ninth Circuit, seeking to appeal from the District Court's order granting summary judgment in favor of defendants and two discovery orders also issued by the District Court. Monarch intends to vigorously respond to the appeal jointly with its co-defendants/co-respondents. Monarch does not expect its share of the costs and attorneys fees arising out of the appeal to be material.



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     We do not believe we should add disclosure in the notes to the financial statements. We do not believe the lawsuit is at least reasonably possible of incurring any loss to the Company, and therefore, we believe no such financial statement disclosure is warranted under the provisions of paragraph 10 of SFAS No. 5.


    - Note 2. Accounts Receivable, page 48.

     5. We note that you have established an allowance for doubtful accounts. In future filings, please revise your note to include a description of the accounting policies and methodology the entity used to estimate the allowance for doubtful accounts, your policy for determining past due or delinquency status, and your policy for charging off uncollectible loans and trade receivables. See paragraph 13a-c of SOP 01-6.

     OUR RESPONSE: Beginning with the quarterly report on Form 10-Q for the period ended September 30, 2005, we will include in our notes to the financial statements a description of the accounting policies and methodology the Company uses in estimating the allowance for doubtful accounts, its policy for determining past due or delinquency status, and its policy for charging off uncollectible loans and trade receivables. Our disclosure will be as follows:

     The Company extends short-term credit to its gaming customers. Such credit is non-interest bearing and due on demand. In addition, the Company also has receivables due from hotel guests which are primarily secured with a credit card at the time a customer checks in. An allowance for doubtful accounts is set up for all Company receivables based upon the Company's historical collection and write-off experience, unless situations warrant a specific identification of a necessary reserve related to certain receivables. The Company charges off its uncollectible receivables once all efforts have been made to collect such receivables. The book value of receivables approximates fair value due to the short-term nature of the receivables.


    - Note 4. Lease Commitments, page 49.

     6. We note that your minimum lease term for the corner of the shopping center is subject to increase every 60 months based on the CPI and that you have the option to renew the lease for 3 five-year terms and at the end of the extension period you have the option to purchase the leased section. Please tell us and explain in the notes to your financial statements how the Company accounts for rent expense under leases that provide for escalating rentals over the related lease term and renewal options. If a method other than a straight-line method is used to recognize this expense, please explain why the Company believes this method is appropriate. Refer to the guidance outlined in paragraph 15 of SFAS No. 13 and FTB 85-3.

     OUR RESPONSE:     OUR RESPONSE: The lease contains no scheduled rent
increase or rent holidays that would qualify for recording straight-line rental recognition as required by FTB 85-3. The lease does contain a rent escalation clause based upon the change in a CPI index. In accordance with paragraph 5.n. of SFAS No. 13, any increases in lease payments that result from subsequent changes in an index are considered contingent rentals. In accordance with FTB 85-3, paragraph 2, such factors are excluded from minimum lease payments and accounted for separately. The Company will add additional disclosure that states that "the Company accounts for its rental expense using the straight-

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line method over the original lease term.  Rental increases based on the change in the CPI are contingent and accounted for prospectively."


     7. We note that the cost of the new driveway is being depreciated over the initial 15-year lease term but some components of the driveway are being depreciated over a shorter period of time. Please tell us the nature of these components and why you believe they should be depreciated over a lesser life.

     OUR RESPONSE: Certain components of the September 2004 driveway and water fountain construction, as outlined below, are being depreciated over a life less than the fifteen (15) year initial lease term:

     (a) Water fountain pumps and mechanical equipment that will not last the initial lease term and will require replacement prior to expiration of the initial lease term.

     (b) Decorative fountain tiles and driveway pavers that will be replaced prior to expiration of the initial lease term consistent with company-wide property maintenance standards to maintain and expand industry market share.

     (c) Initial grounds landscaping that will be replaced prior to expiration of the initial lease term.

     Please note that, pursuant to our lease agreement (the "Lease Agreement") with the landlord of the shopping center (the "Landlord") on which the driveway lies, the Landlord is responsible for general maintaince and repair work of the driveway and fountains, and in a manner and quality that is consistent with our top level standards. The Company, also pursuant to the Lease Agreement, is to reimburse the Landlord for our proportionate share of the expenses related to such maintenance and repair.



























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General
-------

     We hereby confirm to you, subject to any subsequent comments from the Staff, that we will comply with these comments in future filings as set forth above.

Additional Disclosure

     The Company is responsible for the adequacy and accuracy of the disclosure in the filings. In addition, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions, please do not hesitate to contact the undersigned.


                                    Sincerely,
                                             MONARCH CASINO & RESORT, INC.

                                    /s/ Ben Farahi
                                    --------------
                                        Ben Farahi

                                    Co-Chairman of the Board,
                                    Secretary and Treasurer

cc: Michael J. Bonner
    Sherwood N. Cook
























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